UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Archon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Archon Corp 8% Series Preferred
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03957P 20 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      D. E. Shaw Laminar Portfolios, L.L.C.
                            Attn: Compliance Department
                             120 West Forty-Fifth Street
                               Floor 39, Tower 45
                               New York, NY 10036
                                  212-478-0000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                          New York, New York 10019-6099
                                 (212) 728-8000

                                  June 27, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment amends and supplements the Schedule 13D originally filed on June 17, 2005 and is being filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("Laminar"), D. E. Shaw & Co., L.P., a Delaware limited partnership, D. E. Shaw & Co., L.L.C., a Delaware limited liability company, and David E. Shaw, a citizen of the United States of America, relating to the 8% preferred stock and the common stock of Archon Corporation, a Delaware corporation (the "Issuer").

Item 4.   Purpose of the Transaction.

The information in this Item 4 is hereby amended and supplemented by inserting the following text immediately after the second paragraph of Item 4:

On June 27, 2005, Laminar sent a follow up letter to Mr. Paul W. Lowden, Chairman of the Board and President of the Issuer, regarding the Issuer's bonus and options plans. A copy of the letter is attached hereto as Exhibit 1 and incorporated herein by reference.

Item 7.   Material to be filed as Exhibits.

Exhibit 1 Letter, dated June 27, 2005, from D. E. Shaw Laminar Portfolios, L.L.C. to Paul W. Lowden, Chairman of the Board and President of Archon Corporation.

                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 28, 2005

                                       D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.

                                       By: D. E. SHAW & CO., L.L.C., as
                                           Managing Member


                                           /s/ Julius Gaudio
                                       By: -------------------------------------
                                           Name:  Julius Gaudio
                                           Title: Managing Director



                                       D. E. SHAW & CO., L.P.

                                           /s/ Julius Gaudio
                                       By: -------------------------------------
                                           Name:  Julius Gaudio
                                           Title: Managing Director


                                       D. E. SHAW & CO., L.L.C.

                                           /s/ Julius Gaudio
                                       By: -------------------------------------
                                           Name:  Julius Gaudio
                                           Title: Managing Director



                                       DAVID E. SHAW

                                           /s/ Julius Gaudio
                                       By: -------------------------------------
                                           Name:  Julius Gaudio
                                           Title: Attorney-in-Fact for
                                                  David E. Shaw*


______________________________________
*Power of Attorney previously filed.